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                                                                       Exhibit 1

     Waste Management, Inc.
     3003 Butterfield Road
     Oak Brook, Illinois  60523-1100
     630/572-8840
     Fax:  630/218-1553

     Herbert A. Getz
     Senior Vice President, General Counsel and Secretary


March 3, 1998


Mr. Victor J. Barnhart
Chairman and Chief
 Executive Officer
NSC Corporation
160 Eisenhower Lane North
Lombard, Illinois  60148

Dear Vic:

     We understand that NSC Corporation (the "Company") has engaged BT Alex Brown to provide advisory and investment banking services with respect to the exploration of strategic alternatives that may lead to a possible acquisition, merger or other business combination (collectively, the "Transaction"). We also understand that the Transaction may involve the purchase or other acquisition by a buyer of a majority of the outstanding common stock of the Company.

     As you know, Waste Management, Inc. and its affiliates will own approximately 54% of the outstanding common stock of the Company upon OHM Corporation's pro-rata distribution to its shareholders of all of the shares of the Company's common stock held by OHM Corporation.

     Consistent with our prior discussions, this letter confirms Waste Management's support of the process being undertaken by the Company and BT Alex Brown to maximize shareholder value for all holders of the Company's outstanding common stock. As evidence of this support, we agree that for a period at least 270 days, to dispose our share of the Company only through a Transaction approved by the Board of Directors of the Company.

Very truly yours,



/s/ Herbert A. Getz
Herbert A. Getz

HG:cq